LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2008	aschick@luselaw.com

June 9, 2008

VIA FACSIMILE

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
File No. 1-32998

Dear Ms. Long:

          On behalf of Energy Services Acquisition Corp. (the “Company”), we are providing changed pages in response to the Staff’s comments. The response to the Staff’s letter dated June 6, 2008. The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Selected Historical Financial Information, page 22

1.       Please reference the C.J. Hughes pro forma balance sheet column to footnote (3) on page 23.

          The reference has been noted and added at page 23.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 86

2.       Please delete the term “audited” from all the historical columns on pages 88 to 93. Alternatively, you may include a footnote that indicates the historical columns presented on pages 90 and 91 that are derived from audited financial statements.

          The requested revisions have been made.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
June 9, 2008

Critical Accounting Policies, page 121 and page 140

3.

We note your response to prior comment 17. Please explain to us how you determined that the cost-to-cost method, which is an input measure, more accurately reflects the extent of progress on your percentage of completion contracts than the units-of-delivery method, which is an output measure. See paragraphs 46 and 47 of SOP 81-1. Please tell us how you account for changes in estimated units as projects progress and what happens if a customer does not approve or accept a periodic billing.

Pursuant to discussions with the Staff, we have revised the disclosure of Energy Service’s critical accounting policies. The contracts are fixed cost contracts, but since the number of units cannot be determined exactly, the contracts are written on a unit basis so that it is not necessary to request and get approved change orders for additional (or fewer) units. Changes in estimated units (which changes only due to imprecision in the initial measurement of the length of the job, or changes in the route of the job) are measured by calculating the units completed and the revised units to complete.

Billing is by task or sub-unit – for instance, billing will have several items, such as clearing of right of way, digging of trench, laying of pipe, fill in of trench, remediation work to area, testing of pipeline segments, etc. Work is performed on many or all of these tasks at the same time, and also in non-contiguous sections of the line. Work is being performed and costs incurred on areas not considered complete and not billed. Because of the multitude of tasks being performed and the imprecision of the measure of many of the tasks, completed units is not considered a good measure of revenues earned. A measure of partially completed tasks and the percent compete for different units of different tasks is not practical. Management has stated that historically the cost to cost method has not resulted in swings in gross profit over the duration of the contract.

Because of the importance of proper construction of a pipeline and the risk of legal and environmental issues that would result from a leak, inspectors are on site continuously. Their main function is to assure quality and adherence to specifications, but they also in concert with the company determine the completed and billable units. It is standard practice that construction contract billings be approved by the architect, engineer or whoever is overseeing the job on behalf of the client. The approval process for these billings is no different.

Management’s Discussion and Analysis of C.J. Hughes, page 128 Recent Developments, page 129

4.

Please explain to us why collections on the outstanding 2007 accounts receivable and retainage receivables appear to be negative during the period between April 21, 2008 and May 19, 2008, as noted from disclosures in your prior amendment.

We apologize for an inadvertent typing error. This disclosure has been revised at page 129.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
June 9, 2008

Liquidity and Capital Resources, page 137

5.

We note the tabular presentations related to long term debt on pages 137 and 138. Based on the terms of the shareholder advance, as disclosed in MD&A and in Note 5 on page F-49, it remains unclear to us why you include the shareholder advance as due in 2012 and thereafter. It appears to us that may be more appropriate to include this amount as due in 2009. Please clarify or revise. In addition, please revise the table of contractual obligations to also include estimated interest payments for the long term debt during each period presented.

The long term debt obligation presentation at page 137 has been revised to place the shareholder advance as due in 2009. The contractual obligation table has been revised to include estimated interest payments for long term debt.

          We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2008 or Ned Quint at 202-274-2007.

Very truly yours,

/s/ Alan Schick
Alan Schick

cc:	Marshall T. Reynolds, Chairman of the Board
Edsel R. Burns, Director
Sam Lolan, Castaing Hussey Lolan LLC
Ned Quint, Esq.